Exhibit 99.1

Ohio Bureau of Workers’ Compensation (BWC), one of the largest Workers' Compensation carriers in North America, goes live with Sapiens’ latest release of CoreSuite for Workers’ Compensation.

Raleigh, N.C., December 12, 2022 —Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today that the Ohio Bureau of Workers’ Compensation (BWC), one of the largest Workers' Compensation carriers in North America, has gone live with Sapiens’ latest release of CoreSuite for Workers’ Compensation.

BWC, Ohio’s state Workers’ Compensation provider, is committed to providing the highest level of customer service. The recent upgrade significantly improves user experience with a restyled interface, enhanced processes and workflow advancements. Business users can view a snapshot of financials at any point in time, enabling faster and more accurate customer service. Enhancements improve communication and increase efficiency using pre-configured, role-based user groups and messaging capabilities rather than relying on emails.

Jamie Yoder, President and General Manager, Sapiens North America remarked: “We are proud of our longstanding successful partnership with Ohio BWC based on the strength of our CoreSuite for Workers’ Compensation and the culture at BWC. This seamless release ensures that BWC remains current with the latest technology as well as the new functionality from our partner ecosystem. We are proud that the implementation was delivered within just five months and went live with no interruption to the daily activities of 2,500 end users. This paves the way for many more future technology advancements.”

Sapiens’ Workers’ Compensation platform enables carriers and state funds to improve operational performance by reducing claim inventories and supporting medical costs using advanced outcome-based case management. Its real-time payment processing allows automatic and split payments, offsets and deductions, refunds, transfers and 1099 processing for financial efficiency. The platform’s rules-driven auto-adjudication and decision support enable proactive case management that reduce claims settle resolution time and claims closure.

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About Ohio Bureau of Workers’ Compensation (BWC)

Established in 1912, the Ohio Bureau of Workers’ Compensation is the exclusive provider of workers’ compensation insurance in Ohio, serving 257,000 public and private employers. With nearly 1,600 employees and assets of approximately $21 billion, BWC is one of the largest state-run insurance systems in the United States. For more, visit www.bwc.ohio.gov.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) empowers the financial sector, with a focus on insurance, to transform and become digital, innovative, and agile. Backed by more than 40 years of industry expertise, Sapiens offers a complete insurance platform, with pre-integrated, low-code solutions and a cloud-first approach that accelerates customers’ digital transformation. Serving over 600 customers in 30 countries, Sapiens offers insurers across property and casualty, workers’ compensation and life markets the most comprehensive set of solutions, from core to complementary, including Reinsurance, Financial & Compliance, Data & Analytics, Digital, and Decision Management. For more information visit https://sapiens.com or follow us on LinkedIn.

Media Contact Tally Kaplan Porat Director of Corporate Marketing, Sapiens tally.kaplanporat@sapiens.com Investors’ Contact Dina Vince Head of Investor Relations, Sapiens Dina.Vince@sapiens.com

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to pandemic risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus pandemic, which adversely affected our results of operations, or fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

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